Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

January 23, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) – Board meeting outcome

In furtherance to our letter dated December 23, 2024, we would like to inform you that the Board of Directors of the Company, at its meeting held on January 23, 2025, has inter alia approved the Unaudited Financial Results of the Company for the quarter and nine months ended December 31, 2024.

In terms of the above, we are enclosing herewith the following:

a.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter ended December 31, 2024, prepared in compliance with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

b.	Press Release on Unaudited Financial Results of the Company for the above period.

c.	Unaudited Consolidated Financial Results of the Company and its subsidiaries for the quarter ended December 31, 2024, as per Indian Accounting Standards.

d.	Unaudited Standalone Financial Results of the Company for the quarter ended December 31, 2024, as per Indian Accounting Standards.

Pursuant to Regulation 33 of the SEBI Listing Regulations, the Limited Review Reports of the Statutory Auditors on the Unaudited Consolidated and Standalone Financial Results as mentioned at serial nos. (c) & (d) are also enclosed.

The Board Meeting commenced at 2:21 p.m. IST and concluded at 4:11 p.m. IST.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS		Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Richa Periwal AISHWARYA SITHARAM	richaperiwal@drreddys.com aishwaryasitharam@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q3 & 9MFY25 Financial Results

Hyderabad, India, January 23, 2025: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and nine months ended December 31, 2024. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

	Q3FY25	9MFY25

Revenues	₹ 83,586 Mn [Up: 16% YoY^; 4% QoQ]	₹ 240,475 Mn [Up: 15% YoY^]

Gross Margin	58.7% [Q3FY24: 58.5%; Q2FY25: 59.6%]	59.5% [9MFY24: 58.6%]

SG&A Expenses	₹ 24,117 Mn [Up: 19% YoY; 5% QoQ]	₹ 69,815 Mn [Up: 23% YoY]

R&D Expenses	₹ 6,658 Mn [8.0% of Revenues]	₹ 20,122 Mn [8.4% of Revenues]

EBITDA	₹ 22,982 Mn [27.5% of Revenues]	₹ 67,384 Mn [28.0% of Revenues]

Profit before Tax	₹ 18,742* Mn [Up: 3% YoY; Down: 2% QoQ]	₹ 56,730 Mn [Up: 2% YoY]

Profit after Tax attributable to Equity Holders	₹ 14,133 Mn [Up: 2% YoY; 13% QoQ]	₹ 40,606 Mn [Down: 5% YoY]

^Includes Revenues of ₹6,049 Mn from the recently acquired NRT business. Underlying YoY growth excluding NRT is 7.5% for Q3FY25 and 12.5% for 9MFY25.

* Includes Profit before Tax of ₹1,240 Mn from the recently acquired NRT business.

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We delivered double digit growth aided by our newly acquired NRT business, new launches and improved operational efficiencies.  We remain committed to addressing patient needs by advancing healthcare through access, affordability and innovation.”

1

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹85.55

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

Particulars	Q3FY25	Q3FY24	YoY	Q2FY25	QoQ
	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	73,753	63,095	17	71,576	3
North America	33,834	33,492	1	37,281	(9)
Europe*	12,096	4,970	143	5,770	110
India	13,464	11,800	14	13,971	(4)
Emerging Markets	14,358	12,833	12	14,554	(1)
Pharmaceutical Services and Active Ingredients (PSAI)	8,219	7,839	5	8,407	(2)
Others	1,614	1,214	33	179	802
Total	83,586	72,148	16	80,162	4

Revenue Mix by Segment for nine months

Particulars	9MFY25	9MFY24	YoY
	(₹)	(₹)	Gr%
Global Generics	214,187	184,262	16
North America	109,578	97,269	13
Europe*	23,132	15,303	51
India	40,687	35,141	16
Emerging Markets	40,790	36,549	12
PSAI	24,283	21,582	13
Others	2,005	2,490	(19)
Total	240,475	208,334	15

*Includes Revenues of ₹6,049 Mn from the recently acquired NRT business. Underlying growth for Europe excluding NRT is 22% YoY and 5% QoQ.

2

Consolidated Income Statement for the quarter

Particulars	Q3FY25		Q3FY24		YoY	Q2FY25		QoQ
	($)	(₹)	($)	(₹)	Gr %	($)	(₹)	Gr%
Revenues*	977	83,586	843	72,148	16	937	80,162	4
Cost of Revenues	404	34,534	350	29,945	15	379	32,393	7
Gross Profit	573	49,052	493	42,203	16	558	47,769	3
% of Revenues		58.7%		58.5%			59.6%
Selling, General & Administrative Expenses	282	24,117	236	20,228	19	269	23,007	5
% of Revenues		28.9%		28.0%			28.7%
Research & Development Expenses	78	6,658	65	5,565	20	85	7,271	(8)
% of Revenues		8.0%		7.7%			9.1%
Impairment of Non-Current Assets, net	(0)	(4)	1	110	(104)	11	924	(100)
Other (Income)/Expense, net	(5)	(439)	(11)	(967)	(55)	(12)	(984)	(55)
Results from Operating Activities	219	18,720	202	17,267	8	205	17,551	7
Finance (Income)/Expense, net	0	20	(11)	(963)	(102)	(18)	(1555)	(101)
Share of Profit of Equity Accounted Investees, net of tax	(0)	(42)	(0)	(27)	56	(1)	(61)	(31)
Profit before Income Tax	219	18,742 #	213	18,257	3	224	19,167	(2)
% of Revenues		22.4%		25.3%			23.9%
Income Tax Expense	55	4,704	52	4,468	5	67	5,752	(18)
Profit for the Period	164	14,038	161	13,789	2	157	13,415	5
% of Revenues		16.8%		19.1%			16.7%
Attributable to Equity holders of the parent company	165	14,133	161	13,789	2	147	12,553	13
Attributable to Non-controlling interests	(1)	(95)		-	-	10	862	-
Diluted Earnings per Share (EPS)	0.20	16.94	0.19	16.54 ^	2	0.18	15.05	13

*Includes Revenues of ₹6,049 Mn from the recently acquired NRT business. Underlying YoY growth excluding NRT is 7.5% for Q3FY25.

^Historical numbers re-casted basis the increased number of shares post share split.

#Includes Profit before Tax of ₹1,240 Mn from the recently acquired NRT business.

EBITDA Computation for the quarter

Particulars	Q3FY25		Q3FY24		Q2FY25
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	219	18,742	213	18,257	224	19,167
Interest (Income) / Expense, net*	(6)	(475)	(12)	(1,030)	(15)	(1,262)
Depreciation	32	2,733	28	2,437	31	2,629
Amortization	23	1,986	16	1,333	16	1,346
Impairment	(0)	(4)	1	110	11	924
EBITDA	269	22,982	247	21,107	267	22,803
% of Revenues		27.5%		29.3%		28.4%

*Includes income from Investment

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Consolidated Income Statement for nine months

Particulars	9MFY25		9MFY24		YoY
	($)	(₹)	($)	(₹)	Gr %
Revenues*	2,811	240,475	2,435	208,334	15
Cost of Revenues	1,137	97,310	1,008	86,210	13
Gross Profit	1,673	143,165	1,428	122,124	17
% of Revenues		59.5%		58.6%
Selling, General & Administrative Expenses	816	69,815	663	56,725	23
% of Revenues		29.0%		27.2%
Research & Development Expenses	235	20,122	187	15,996	26
% of Revenues		8.4%		7.7%
Impairment of Non-Current Assets, net	11	925	2	176	426
Other (Income)/Expense, net	(22)	(1,893)	(41)	(3,543)	(47)
Results from Operating Activities	634	54,196	617	52,770	3
Finance (Income)/Expense, net	(28)	(2,372)	(35)	(2,972)	(20)
Share of Profit of Equity Accounted Investees, net of tax	(2)	(162)	(1)	(112)	45
Profit before Income Tax	663	56,730	653	55,854	2
% of Revenues		23.6%		26.8%
Income Tax Expense	180	15,357	155	13,240	16
Profit for the Period	484	41,373	498	42,614	(3)
% of Revenues		17.2%		20.5%
Attributable to Equity holders of the parent company	475	40,606	498	42,614	(5)
Attributable to Non-controlling interests	9	767		-
Diluted Earnings per Share (EPS)	0.57	48.68	0.60	51.14 ^	(5)

*Includes Revenues of ₹6,049 Mn from the recently acquired NRT business. Underlying YoY growth excluding NRT is 12.5% for 9MFY25.

^Historical numbers re-casted basis the increased number of shares post share split.

EBITDA Computation for nine months	*Includes income from Investment

Particulars	9MFY25		9MFY24
	($)	(₹)	($)	(₹)
Profit before Income Tax	663	56,730	653	55,854
Interest (Income) / Expense, net*	(32)	(2,775)	(34)	(2,881)
Depreciation	92	7,870	84	7,155
Amortization	54	4,634	47	3,989
Impairment	11	925	2	176
EBITDA	788	67,384	752	64,293
% of Revenues		28.0%		30.9%

Key Balance Sheet Items

Particulars	As on 31st Dec 2024		As on 30th Sep 2024		As on 31st Dec 2023
	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	750	64,198	751	64,274	896	76,665
Trade Receivables	1,078	92,212	987	84,398	917	78,417
Inventories	837	71,630	842	72,039	711	60,796
Property, Plant, and Equipment	1,088	93,053	1,013	86,693	851	72,795
Goodwill and Other Intangible Assets	1,225	104,780	1,214	103,892	481	41,192
Loans and Borrowings (Current & Non-Current)	597	51,085	567	48,540	232	19,851
Trade Payables	421	36,022	418	35,776	364	31,113
Equity	3,759	321,565	3,615	309,283	3,131	267,850

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Key Business Highlights [for Q3FY25]

•	Consolidated Nicotine Replacement Therapy (‘NRT’) financials in this quarter. Integration of the NRT business progressing as per plan.

•	Entered into a voluntary licensing agreement with Gilead Sciences to manufacture and commercialise HIV treatment drug, Lenacapavir, in 120+ countries.

•	Promising results of Phase 1 study for India’s first trial for novel autologous CAR-T cell therapy for multiple myeloma announced by our subsidiary, Aurigene Oncology Limited.

•	Denosumab biosimilar filing completed for the US and Europe by our partner, Alvotech.

•	Launched Toripalimab, the first and only immuno-oncology drug approved for the treatment of nasopharyngeal carcinoma in India.

•	Launched Elobixibat, a first-in-class drug to treat chronic constipation, under the brand name BixiBat®, in India.

ESG Highlights [for Q3FY25]

•	MSCI ESG rating upgraded to ‘A’ in December 2024.

•	Placed 5th globally amongst pharma companies assessed in the 2024 S&P Global’s Corporate Sustainability Assessment, with an ESG score of 79/100.

•	Continue to be members of the DJSI World Index for the 2nd year in a row, along with the DJSI Emerging Markets Index for the 9th year in a row.

•	Continue to feature amongst NIFTY 100 ESG Sector Leaders.

•	Named in TIME & Statista's global list of ‘World's Best Companies - Sustainable Growth’

•	Named in Science Magazine’s ‘Top 20 global pharma and biotech employers’ for the 3rd consecutive year.

Other Updates [for Q3FY25]

•	Good Manufacturing Practice (GMP) inspection completed by the USFDA at our API facility, CTO-2, in Bollaram, Hyderabad in November, 2024 and issued a Form 483 with seven observations. The response to the observations were submitted within stipulated timelines.

•	Completed alteration in share capital of the Company by sub-division/ split of existing equity shares of face value of ₹5 each, fully paid up, into 5 equity shares of ₹1 each, fully paid-up. Further, each American Depositary Share (ADS) continues to represent one underlying equity share and, therefore, the number of ADSs held by an American Depositary Receipt (ADR) holder has increased proportionately.

5

Revenue Analysis

•	Q3FY25 consolidated revenues at ₹83.6 billion, YoY growth of 16% and sequential growth of 4%. Underlying YoY growth excluding NRT is 7.5% and a decline of 3% QoQ.

9MFY25 consolidated revenues at ₹240.5 billion, YoY growth of 15%. Underlying YoY growth excluding NRT is 12.5%.

The growth was largely driven by revenues from the recently acquired Nicotine Replacement Therapy (NRT) portfolio, revenues from India and Emerging Markets.

Global Generics (GG)

•	Q3FY25 revenues at ₹73.8 billion, YoY growth of 17% and QoQ growth of 3%. Underlying growth excluding NRT is 7% YoY and a decline of 5% QoQ.

9MFY25 revenues at ₹214.2 billion, a YoY growth of 16%. Underlying YoY growth excluding NRT is 13% for 9MFY25.

Growth was largely driven by revenues from the acquired NRT portfolio, higher volumes and new product launches.

North America

•	Q3FY25 revenues at ₹33.8 billion, YoY growth of 1% and QoQ decline of 9%. Volume growth coupled with new product launches and favourable forex was offset by price erosion on a YoY basis. The sequential decline was largely on account of lower sales of certain products including Lenalidomide.

9MFY25 revenues at ₹109.6 billion, YoY growth of 13%. The YoY growth was largely on account of increase in demand for our product portfolio, contribution from new product launches, partially offset by price erosion in few key products.

•	During the quarter, we launched four new products in the U.S. A total of 11 products were launched during the nine months ended December 31, 2024.

•	We filed three new Abbreviated New Drug Applications (ANDAs) with the USFDA during the nine months ended December 31, 2024. As of December 31, 2024, 79 generic filings were pending approval from the USFDA. These comprise of 75 ANDAs and four New Drug Applications (NDAs) filed under Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 75 ANDAs, 44 are Paragraph IV applications, and we believe that 20 of these have the ‘First to File’ status.

Europe

•	Q3FY25 revenues at ₹12.1 billion, YoY growth of 143% and QoQ growth of 110%. Q3FY25 revenues includes revenues from the recently acquired NRT portfolio. Underlying growth excluding NRT is 22% YoY and 5% QoQ.

o	NRT at ₹6.0 billion

o	Germany at ₹3.3 billion, YoY growth of 24% and QoQ growth of 3%

o	UK at ₹1.9 billion, YoY growth of 39% and QoQ growth of 16%.

o	Rest of Europe at ₹0.8 billion, YoY decline of 10% and QoQ decline of 8%

•	9MFY25 revenues at ₹23.1 billion, YoY growth of 51%. Underlying YoY growth excluding NRT is 12%.

o	NRT at ₹6.0 billion

o	Germany at ₹9.3 billion, YoY growth of 20%.

o	UK at ₹5.1 billion, YoY growth of 6%.

o	Rest of Europe at ₹2.6 billion, YoY decline of 2%

6

•	The growth was primarily on account of revenues from the acquired NRT Portfolio, new product launches and momentum in the base business, partly offset by price erosion.

•	During the quarter, we launched nine new products in the region, taking the year-to-date total to 29.

India

•	Q3FY25 revenues at ₹13.5 billion, YoY growth of 14% and QoQ decline of 4%.

•	9MFY25 revenues at ₹40.7 billion, YoY growth of 16%.

Growth was led by revenues from the in-licensed vaccine portfolio, new product launches as well as price increases, partially offset by lower volume pick-up in certain brands in Cardiac and Gastro-intestinal therapy areas.

•	As per IQVIA, our IPM rank was maintained at 10. During the quarter, we launched six new brands in the country, taking the year-to-date total to 22.

Emerging Markets

•	Q3FY25 revenues at ₹14.4 billion, YoY growth of 12% and flat QoQ. YoY growth is attributable to market share expansion as well as new product launches.

-	Revenues from Russia at ₹7.0 billion, YoY growth of 19% and QoQ growth of 2%. YoY growth was due to higher volumes, price increase and new product launches, partially offset by adverse forex movement.

-	Revenues from other Commonwealth of Independent States (CIS) countries and Romania at ₹2.4 billion, YoY growth of 4% and QoQ growth of 13%. YoY growth was due to higher prices and contribution from new product launches, partially offset by adverse forex movement. QoQ growth was primarily on account of higher base business volumes.

-	Revenues from Rest of World (RoW) territories at ₹4.9 billion, YoY growth of 7% YoY and QoQ decline of 11%. YoY growth was primarily due to contribution from new product launches, partially offset by adverse forex movement. QoQ decline was largely due to decrease in base business volumes.

•	9MFY25 revenues at ₹40.8 billion, YoY growth of 12%. The growth is attributable to market share expansion and new product launches, partly offset by unfavorable forex.

-	Revenues from Russia at ₹19.4 billion, YoY growth of 12%. The growth was largely on account of price increases in certain brands and improved volumes, partially offset by adverse forex.

-	Revenues from other CIS countries and Romania at ₹6.5 billion, flat YoY.

-	Revenues from RoW territories at ₹14.9 billion, YoY growth of 17%. The growth is largely due to higher base business volumes and new product launches, partially offset by price erosion.

During Q3FY25, we launched 20 new products across countries, with the year-to-date total to 59.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q3FY25 revenues at ₹8.2 billion, YoY growth of 5% and QoQ decline of 2%. YoY Growth in PSAI business was due to increase in volumes, new launches and favourable forex, partially offset by adverse price variance. QoQ decline was primarily due to moderation in the growth of the services business.

•	9MFY25 revenues at ₹24.3 billion, with a growth of 13% YoY. The growth was mainly driven by market share expansion, growth in services business and revenues from new products.

During the quarter, we filed 23 Drug Master Files (DMFs) globally, taking the year-to-date count to 59.

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Income Statement Highlights:

Gross Margin

•	Q3FY25 at 58.7% (GG: 61.3%, PSAI: 28.6%), a YoY increase of 20 basis points (bps) and a QoQ decline of 91 bps. The YoY increase was primarily on account of favourable product mix, manufacturing overhead leverage, partly offset by price erosion. On a sequential basis, the decline was primarily on account of unfavorable product mix.

9MFY25 at 59.5% (GG: 63.0%, PSAI: 27.3%), a YoY increase by 91 bps YoY. The expansion in margin was on account of favourable product mix, cost optimisation, partially offset by price erosion.

Selling, General & Administrative (SG&A) Expenses

•	Q3FY25 at ₹24.1 billion, YoY increase of 19% and QoQ increase of 5%.

9MFY25 at ₹69.8 billion, YoY increase of 23%.

The increase is largely on account of costs associated with the NRT business, higher investments in sales & marketing activities to strengthen our existing brands, new business initiatives, including scaling up of consumer health businesses and higher freight costs.

Research & Development (R&D) Expenses

•	Q3FY25 at ₹6.7 billion. As % to Revenues – Q3FY25: 8.0% | Q3FY24: 7.7% | Q2FY25: 9.1%.

9MFY25 at ₹20.1 billion. As % to Revenues – 9MFY25: 8.4% | 9MFY24: 7.7%.

R&D investments are related to our ongoing development efforts across complex generics, peptides, biosimilars, as well as our novel oncology assets.

Net Finance Income

•	Q3FY25 at ₹(0.02) billion compared to ₹1.0 billion in Q3FY24.

The decrease was on account of higher foreign currency exchange loss as well as interest expense in comparison to interest income in the corresponding quarter of the previous year.

9MFY25 at ₹2.4 billion as compared to ₹3.0 billion in 9MFY24.

Income Tax

•	Q3FY25 at ₹4.7 billion. As % to PBT – Q3FY25: 25.1% | Q3FY24: 24.5% | Q2FY25: 30%.

9MFY25: The ETR was 27.1% as compared to 23.7% in 9MFY24.

The higher tax for the nine months ended December 31, 2024 is primarily on account of:

-	the reversal of a previously recognized deferred tax asset on indexation of land;

-	change in the mix of tax jurisdictions; and

-	the recognition of a previously unrecognized deferred tax asset on operating tax losses, primarily pertaining to Dr. Reddy’s Laboratories SA, Switzerland, during the nine months ended December 31, 2023.

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Profit before tax

•	Q3FY25 at ₹18.7 billion, a YoY growth of 3% and a QoQ decline of 2%.

As % to Revenues – Q3FY25: 22.4% | Q3FY24: 25.3% | Q2FY25: 23.9%.

Profit before tax includes ₹1,240 Mn from the recently acquired NRT business.

9MFY25 at ₹56.7 billion, a YoY growth of 2%.

Profit attributable to Equity Holders of Parent Company

•	Q3FY25 at ₹14.1 billion, a YoY growth of 2% and a QoQ growth of 13%.

As % to Revenues – Q3FY25: 16.9% | Q3FY24: 19.1% | Q2FY25: 15.7%.

9MFY25 at ₹40.6 billion, a YoY decline of 5%. As % to Revenues – 9MFY25: 16.9% | 9MFY24: 20.5%.

Diluted Earnings per Share (EPS)

•	Q3FY25 is ₹16.94. 9MFY25 is ₹48.68.

The Earnings per share has been arrived at on the increased number of shares pursuant to the stock split of one fully paid-up equity share of Rupees five each into five fully paid-up equity share of Rupee one each.

Other Highlights:

Earnings before Interest, Tax, Depreciation and Amortization (EBITDA)

•	Q3FY25 at ₹23.0 billion, YoY growth of 9% and flat QoQ.

As % to Revenues – Q3FY25: 27.5% | Q3FY24: 29.3% | Q2FY25: 28.4%.

•	9MFY25 at ₹67.4 billion, a YoY growth of 5%. As % to Revenues – 9MFY25: 28.0% | 9MFY24: 30.9%.

Others:

•	Operating Working Capital : As on 31st December 2024 at ₹127.8 billion.

•	Capital Expenditure: Q3FY25 at ₹7.1 billion.

•	Cash Flow: Q3FY25 at ₹(2.1) billion.

•	Net Cash Surplus: As on 31st December 2024 at ₹16.0 billion

•	Net Debt to Equity: As on 31st December 2024 is (0.05)

•	ROCE: Q3FY25 at 27.8% (Annualized)

9

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

10

All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

Particulars	As on 31st Dec 2024
(₹)
Inventories	71,630
Trade Receivables	92,212
Less:
Trade Payables	(36,022)
Operating Working Capital	127,820

Cash Flow

Particulars	Three months ended 31st Dec 2024
(₹)
Net cash generated from operating activities	13,277
Less:
Taxes	(6,656)
Investments in Property, Plant & Equipment and intangibles	(8,708)
Cash Flow	(2,087)

Net Cash Surplus and Debt to Equity

Particulars	As on 31st Dec 2024
(₹)
Cash and Cash Equivalents	13,032
Investments	51,166
Short-term Borrowings	(42,400)
Long-term Borrowings, Non-Current	(7,579)
Less:
Restricted Cash Balance – Unclaimed Dividend and others	615
Lease liabilities (included in Long-term Borrowings, Non-Current)	(3,779)
Equity Investments (Included in Investments)	1,356
Net Cash Surplus	16,027
Equity	321,565
Net Debt/Equity	(0.05)

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Computation of Return on Capital Employed

Particulars	As on 31st Dec 2024
(₹)
Profit before Tax	18,742
Less:
Interest and Investment Income (Excluding forex gain/loss)	(475)
Earnings Before Interest and taxes [A]	18,267

Average Capital Employed [B]	258,829

Annualized Return on Capital Employed (A/B) (Ratio)	27.8%

Computation of Capital Employed:

Particulars	As on
	Dec 31, 2024	Mar 31, 2024
Property Plant and Equipment	93,053	76,886
Intangibles	92,925	36,951
Goodwill	11,855	4,253
Investment in Equity Accounted Associates	4,742	4,196
Other Current Assets	28,750	22,560
Other Investments	4,276	1,059
Other Non-Current Assets	1,360	1,632
Inventories	71,630	63,552
Trade Receivables	92,214	80,298
Derivative Financial Instruments	(1,319)	(299)
Less:
Other Liabilities	47,940	46,866
Provisions	5,725	5,444
Trade payables	36,022	30,919
Operating Capital Employed	309,799	207,859
Average Capital Employed	258,829

Computation of EBITDA

Refer page no. 3 & 4.

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Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: January 23, 2025

Time: 19:30 pm IST | 09:00 am ET

Conference Joining Information

Option 1: Pre-register with the below link and join without waiting for the operator
https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=4085539&linkSecurityString=1bdc5f535b

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll-Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till January 30th, 2025. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 40359#.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2024 and quarterly financial statements filed in Form 6-K with the US SEC for the quarter ended June 30, 2024, September 30, 2024 and our other filings with US SEC. The company assumes no obligation to update any information contained herein.

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